Itau Unibanco Holding S.A.

Conference Call about the 2nd Quarter of 2011 Earnings Results

Itau  Unibanco  Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:
ITUB4) is pleased to invite you to participate in our conference calls about the
2nd quarter of 2011 earnings results, which will be released on August 2, 2011.

Conference Call in Portuguese

August 3, 2011

08:30 AM (EST)
09:30 AM (Brasilia time)

To take part in the conference call inform code Itau Unibanco
(55 11) 4688-6361

Conference Call in English

August 3, 2011

10:00 AM (EST)
11:00 AM (Brasilia time)

To take part in the conference call inform code Itau Unibanco

Toll-free from the US: (1-800) 860-2442
In Brazil: (11) 4688-6361
Other Countries: (1-412) 858-4600

Presentation:

Alfredo Egydio Setubal
Investor Relations Officer

Sergio Ribeiro da Costa Werlang
Executive Vice President of Risk Control and Finance

Caio Ibrahim David
CFO

Rogerio Calderon
Corporate Controller and Head of Investor Relations

Marco Antunes
Accounting Director

Rodolfo Henrique Fischer
Itau BBA Vice President

The  live  webcast  will be available at www.itau-unibanco.com/ir The conference calls  will  also  be archived in audio format on the same website. To access an audio  replay  of the conference calls, which will be available until August 09,
2011,  dial  (55  11)  4688-6312. Access codes: 8873175 (call in Portuguese) and
2413919  (call in English). The slide presentation will be available for viewing and  downloading on Wednesday morning. If you have any questions, please contact
Ms.  Silvia  Pinheiro  at  FIRB-Financial  Investor Relations Brasil, at (55 11)
3500-5564 or silvia.pinheiro@firb.com.